SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number: 0-29554

ICOS VISION SYSTEMS CORPORATION N.V.

(Translation of registrant’s name into English)

Researchpark Haasrode, Zone 1

Esperantolaan 8, 3001 Heverlee, Belgium

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-            )

Exhibit 1	Proxy Materials relating to the ICOS Vision Systems Corporation N.V. Extraordinary Meeting to be held on May 9, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.

Date: May 4, 2006	By:	/s/ Anton DeProft
	Name:	Anton DeProft
	Title:	President

Exhibit 1

ICOS Vision Systems Corporation NV

Esperantolaan, 8

3001 Heverlee

Enterprise Number 0438.068.826

NOTICE IN CONNECTION WITH THE EXTRAORDINARY GENERAL MEETING

OF SHAREHOLDERS OF ICOS VISION SYSTEMS CORPORATION NV

TO BE HELD ON MAY 9, 2006

You are hereby invited to the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) of ICOS Vision Systems Corporation NV (the “Company”) that will be held on May 9, 2006, immediately following the Annual Meeting of Shareholders of the Company, starting at 11.00 a.m. local time at the Company’s offices at Esperantolaan 8, 3001 Heverlee, Belgium.

The agenda of the Extraordinary Meeting is as follows:

1.	Authorization for the Board of Directors to repurchase shares of the Company

Proposed resolution: The extraordinary general meeting of shareholders of May 9, 2006 authorizes the Board of Directors, for a period of 18 months as from the publication of the present resolution, to repurchase up to 1,000,000 shares of the Company at a price of at least 0,01 euro and at most 100 euro and in accordance with the conditions provided by the Company Code.

2.	Authorization for the Board of Directors to either re-transfer or cancel any shares repurchased by the Company

Proposed resolution: The extraordinary general meeting of shareholders of May 9, 2006 authorizes the Board of Directors, for an indefinite period, to transfer any shares repurchased by the Company,

(i)	either by way of transfer to the holders of the Personnel Stock Options, the issue of which has been decided upon by the Board of Directors on November 15, 2002 in accordance with the exercise conditions of the Personnel Stock Options or to the beneficiaries of any other stock option plan which the Company may issue in the future,

(ii)	or by way of sale on a regulated market,

(iii)	or in any other manner or to any other person, in accordance with the interests of the Company,

provided that the value received in consideration for such transfer amounts (a) in the case of a transfer of shares on account of the exercise price of any stock options issued by the Company: at least the exercise price of the stock options concerned, and (b) in the event of any other transfer: at least 75 % of the average closing price on the First Market of Euronext Brussels during the thirty calendar days preceding such transfer.

The extraordinary general meeting also authorizes the Board of Directors, for a period of five years as from the publication of the present resolution, to cancel any shares that have been repurchased by the Company and to amend the Articles of Association to reflect the change in the total number of shares that represent the Company’s capital.

This English version is translated from the original Dutch version and is for information purposes only.

3.	Amendment of Article 39 of the Articles of Association, in order to allow the general meeting of shareholders to approve resolutions without an attendance quorum being applicable.

Proposed resolution: The extraordinary general meeting resolves

a.	to replace the first paragraph of Article 39, currently worded as follows: ‘Behalve de gevallen voorzien door de wet en in deze statuten, worden de beslissingen genomen, welke ook het aantal vertegenwoordigde effecten op de vergadering weze, bij meerderheid der stemmen.’ (‘Save as provided by Law or the present Articles of Association, resolutions may be approved, regardless of the number of securities represented at the meeting, by a majority vote.’) by the following text: ‘Behalve in de gevallen voorzien door de wet of door deze statuten, geldt geen aanwezigheidsquorum voor de beraadslaging en besluitvorming van de algemene vergadering en worden de beslissingen van de algemene vergadering genomen, ongeacht het aantal aanwezige of vertegenwoordigde effecten, bij meerderheid der stemmen.’ (‘Save as provided by Law or the present Articles of Association, there shall be no attendance quorum for the deliberation and resolutions of shareholder meetings, and resolutions may be approved by a shareholder meeting by a majority vote, regardless of the number of shares present or represented at the meeting.’)

b.	to delete the last paragraph of Article 39, currently worded as follows: ‘De gewone algemene vergaderingen kunnen echter slechts geldig beraadslagen en beslissen indien en in de mate dat tenminste drieëndertig komma drie procent (33,3%) van het kapitaal is vertegenwoordigd.’ (‘The annual general meeting can however only validly deliberate and resolve if and insofar at least thirty-three point three percent (33.3%) of the capital is represented.’)

This notice is being sent to each shareholder of record registered in the Company’s share register on March 8, 2006 (as well as to all warrant holders, Directors and the statutory auditor of the Company on the same date). The Company notes that this notice may be sent by a shareholder (through financial intermediaries) to investors holding a securities account with financial intermediaries and for whom the shareholder is holding (part or all of) its shares; such investors may, as proxy holders of the shareholder concerned, also grant the proxy mentioned below.

A proxy statement is joined to this notice. The purpose of the accompanying proxy materials is to solicit the addressees of this notice to grant a revocable proxy to Messrs. Anton De Proft, Chief Executive Officer of the Company, and Dominique Vercammen, Group Controller of the Company, for the purpose of representing them at the Extraordinary Meeting and exercising the voting rights attached to their shares or to the shares of record registered in the Company’s share register for which they have received a proxy themselves (with power of substitution).

This English version is translated from the original Dutch version and is for information purposes only.

Please note that only shareholders of record that are registered in the Company’s share register at midnight on the fifth business day preceding the date of the Extraordinary Meeting (i.e. at 12 p.m. on May 2, 2006) (registration date) will be entitled to vote at the Extraordinary Meeting.

Where proxies are granted by persons who were registered as shareholders in the Company’s share register on March 8, 2006 but who, by midnight of the fifth business day preceding the date of the Extraordinary Meeting, transfer part or all of the shares that were the subject of the proxy, then such proxies shall be deemed to be null and void.

An attendance quorum of 50% of the capital, either in person or by proxy, will be required for the proposals to be considered at the Extraordinary Meeting. In the event such attendance quorum is not attained, an extra shareholders’ meeting will be convened that will be allowed to deliberate regardless of the share capital represented by the shareholders present or represented. Proposals no. 1 and 2 of the Extraordinary Meeting require the approval by a majority of 80 % of the votes of the shareholders that attend the Extraordinary Meeting in person or by proxy and that are entitled to vote at the Extraordinary Meeting. Proposal no. 3 of the Extraordinary Meeting require the approval by a majority of 75 % of the votes of the shareholders that attend the Extraordinary Meeting in person or by proxy and that are entitled to vote at the Extraordinary Meeting.

In the event the attendance quorum of 50 % is not attained at the Extraordinary Meeting, a supplementary extraordinary shareholders’ meeting, with the same agenda, will be held on June 6, 2006 at 12.00 a.m. local time at the Company’s offices in 3001 Heverlee, Esperantolaan 8, Belgium (the “Second Meeting”).

The notice for the Second Meeting will be sent (by registered letter) to the shareholders of record registered in the Company’s share register (as well as to all warrantholders, Directors and the statutory auditor of the Company). The proxies granted for the Extraordinary Meeting of May 9, 2006 can also be voted with at the Second Meeting. In the event a Second Meeting is convened, only the shareholders of record registered in the Company’s share register at midnight of the fifth business day preceding the date of the Second Meeting (i.e. at 12 p.m. on May 29, 2006), will be entitled to attend and vote in person at the Second Meeting.

By Order of the Board of Directors

Joseph Verjans,
Chairman of the Board of Directors
ICOS Vision Systems Corporation NV
February 14, 2006, Heverlee, Belgium

You are requested to sign, date and promptly return the accompanying form of Proxy, so that if you are unable to attend the Extraordinary General Meeting, the shares for which you hold voting rights may nevertheless be voted. However, the Proxy is revocable as described in the proxy statement.

This English version is translated from the original Dutch version and is for information purposes only.

PROXY RELATING TO THE EXTRAORDINARY GENERAL MEETING OF

ICOS VISION SYSTEMS CORPORATION NV

TO BE HELD ON MAY 9, 2006

The undersigned hereby appoints Anton De Proft, Chief Executive Officer of ICOS Vision systems Corporation NV (the “Company”), and Dominique Vercammen, Group Controller of the Company, and each of them, acting singly, with full power of substitution, attorneys and proxies to whom he or she confers all powers to represent the undersigned at the Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) of the “Company” to be held on May 9, 2006, immediately following the Annual General Meeting of Shareholders of the Company, starting at 11.00 a.m. local time at the Company’s offices at Esperantolaan 8, 3001 Heverlee, Belgium, and at any adjournment or adjournments thereof, and to vote all shares of stock which the undersigned may be entitled to vote at said Extraordinary Meeting, upon the matters set forth in the Notice of and Proxy Statement for the Extraordinary Meeting, in accordance with the instructions on the reverse side of this proxy or, if no direction is indicated, in accordance with the recommendations of the Board of Directors of the Company as set out below.

All previous proxies relating to the Extraordinary Meeting are revoked by granting this proxy.

For the purpose of the above, the attorneys and proxies may execute and sign all acts, deeds, minutes, elect domicile, and in general do whatever is necessary or useful for the performance of this proxy, with promise of ratification by the undersigned.

This proxy is revocable at any time prior to exercise by filing with the Company a written revocation, by executing proxies with a later date or by attending and voting in person at the Extraordinary Meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. IT WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED ON THE REVERSE SIDE OF THIS PROXY AND IF NO DIRECTION IS INDICATED, IT WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE BOARD OF DIRECTORS AS SET OUT BELOW.

☐	MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT.

☐	MARK HERE IF YOU PLAN TO ATTEND THE EXTRAORDINARY MEETING.

DATE :

NAME :

SIGNATURE:

EXTRAORDINARY GENERAL MEETING OF ICOS VISION SYSTEMS

CORPORATION NV TO BE HELD ON MAY 9, 2006

The Board of Directors recommends a vote for proposals n° 1 through n° 3 of the Extraordinary Meeting :

1.	To authorize the Board of Directors, for a period of 18 months as from the publication of the present resolution, to repurchase up to 1,000,000 shares of the Company at a price of at least 0,01 euro and at most 100 euro and in accordance with the conditions provided by the Company Code.

FOR	AGAINST	ABSTAIN
☐	☐	☐

2.	To authorize the Board of Directors, for an indefinite period, to transfer any shares repurchased by the Company,

(i)	either by way of transfer to the holders of the Personnel Stock Options, the issue of which has been decided upon by the Board of Directors on November 15, 2002 in accordance with the exercise conditions of the Personnel Stock Options or to the beneficiaries of any other stock option plan which the Company may issue in the future,

(ii)	or by way of sale on a regulated market,

(iii)	or in any other manner or to any other person, in accordance with the interests of the Company,

provided that the value received in consideration for such transfer amounts (a) in the case of a transfer of shares on account of the exercise price of any stock options issued by the Company: at least the exercise price of the stock options concerned, and (b) in the event of any other transfer: at least 75 % of the average closing price on the First Market of Euronext Brussels during the thirty calendar days preceding such transfer.

To also authorize the Board of Directors, for a period of five years as from the publication of the present resolution, to cancel any shares that have been repurchased by the Company and to amend the Articles of Association to reflect the change in the total number of shares that represent the Company’s capital.

FOR	AGAINST	ABSTAIN
☐	☐	☐

3.	To authorize the Board of Directors to amend Article 39 of the Articles of Association, in order to allow the general meeting of shareholders to approve resolutions without an attendance quorum being applicable

Proposed amendment of Article 39 :

a.	replace the first paragraph of Article 39, currently worded as follows: ‘Behalve de gevallen voorzien door de wet en in deze statuten, worden de beslissingen genomen, welke ook het aantal vertegenwoordigde effecten op de vergadering weze, bij meerderheid der stemmen.’ (‘Save as provided by Law or the present Articles of Association, resolutions may be approved, regardless of the number of securities represented at the meeting, by a majority vote.’) by the following text: ‘Behalve in de gevallen voorzien door de wet of door deze statuten, geldt geen aanwezigheidsquorum voor de beraadslaging en besluitvorming van de algemene vergadering en worden de beslissingen van de algemene vergadering genomen, ongeacht het aantal aanwezige of vertegenwoordigde effecten, bij meerderheid der stemmen.’ (‘Save as provided by Law or the present Articles of Association, there shall be no attendance quorum for the deliberation and resolutions of shareholder meetings, and resolutions may be approved by a shareholder meeting by a majority vote, regardless of the number of shares present or represented at the meeting.’).

b.	delete the last paragraph of Article 39, currently worded as follows: ‘De gewone algemene vergaderingen kunnen echter slechts geldig beraadslagen en beslissen indien en in de mate dat tenminste drieëndertig komma drie procent (33,3%) van het kapitaal is vertegenwoordigd.’ (‘The annual general meeting can however only validly deliberate and resolve if and insofar at least thirty-three point three percent (33.3%) of the capital is represented.’)

FOR	AGAINST	ABSTAIN
☐	☐	☐